FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: June 16, 2009	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

Exhibit Number 99.1	Description Press Release dated June 16, 2009

EXHIBIT 99.1

BANRO CORPORATION

Press Release

BANRO ANNOUNCES FINANCING

Toronto, Canada – June 16, 2009 – Banro Corporation (“Banro” or the “Company”) (NYSE AMEX Equities – “BAA”; TSX – “BAA”) is pleased to announce that it is undertaking an overnight marketed offering of Common Shares (“Common Shares”) to be effected by way of a prospectus supplement (“Offering”). The number of Common Shares to be distributed and the price of each Common Share will be determined in the context of the market with final terms to be determined at the time of pricing. The Offering will be conducted through a syndicate of underwriters co-led by GMP Securities L.P. and CIBC World Markets Inc.

The Company will grant the underwriters an over-allotment option to purchase additional Common Shares in an amount up to 15% of the number of Common Shares sold pursuant to the Offering, exercisable at any time up to 30 days from the closing of the Offering.

The Company intends to use the net proceeds of the Offering for advancing the Company’s gold projects in the Democratic Republic of Congo, specifically on the Twangiza-Namoya Gold Belt and for working capital and general corporate purposes.

The Common Shares will be offered by way of a prospectus supplement to the Company’s short form base shelf prospectus dated September 11, 2008 in all of the provinces of Canada (other than the Province of Quebec) and in the United States by way of a shelf prospectus supplement to the Company’s United States shelf registration statement and related shelf prospectus filed with the United States Securities and Exchange Commission. The Common Shares will also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions.

Closing of the Offering is expected to occur on or about June 29, 2009 and is subject to receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and the NYSE Amex Equities. The securities have not been registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold-belts in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

The Toronto Stock Exchange and the NYSE Amex Equities have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Forward-Looking Statements: Statements in this press release announcing the proposed offering and the anticipated use of proceeds are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including the need to negotiate an underwriting agreement with the underwriters and to satisfy the conditions set forth therein; the need to satisfy regulatory and legal requirements with respect to the proposed offering; risks related to the exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Banro may change its plans with respect to one or more projects; and other risks and uncertainties described in the Company’s registration statement, in its Annual Report on Form 40-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission and in its annual information form dated March 30, 2009 and filed on SEDAR. Although the Company believes the expectations reflected in the forward--looking statements are reasonable, results may vary, and the Company cannot guarantee future results, levels of activity, performance or achievements.

_______________________________

For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: +27 (0) 11 958 2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.